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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-9

            SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------


                               HUNGRY MINDS, INC.
                            (NAME OF SUBJECT COMPANY)

                               HUNGRY MINDS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     445549

                      (CUSIP Number of Class of Securities)

                           --------------------------


                                JOHN J. KILCULLEN
                             CHIEF EXECUTIVE OFFICER
                               HUNGRY MINDS, INC.
                                909 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 884-5000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            -------------------------


                                 WITH A COPY TO:

                             WARREN J. NIMETZ, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Hungry Minds, Inc., a Delaware corporation (formerly known as IDG Books Worldwide, Inc.) (the "Company"). The address of the principal executive offices of the Company is 909 Third Avenue, New York, New York 10022. The telephone number of the principal executive offices of the Company is (212) 884-5000. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the Class A Common Stock, par value $.001 per share, of the Company (the "Common Stock"). As of August 16, 2001, there were 14,807,784 shares of Common Stock issued and outstanding and outstanding options to purchase an aggregate of 2,200,113 shares of Common Stock under the Company's 1998 Stock Plan, as amended.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name and business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer (the "Offer") being made by HMI Acquisition Corp., a Delaware corporation ("Purchaser") and a direct or indirect wholly owned subsidiary of John Wiley & Sons, Inc., a New York corporation ("Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated as of August 20, 2001 (as amended or supplemented, the "Schedule TO"), to purchase all outstanding shares of Common Stock (the "Shares") at $6.09 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents") included in the Schedule TO. A copy of the Offer to Purchase has been filed as Exhibit (a)(3) hereto and is incorporated herein by reference. Copies of the Offer Documents are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 12, 2001, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, the commencement of the Offer by the Purchaser and further provides that following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and as a subsidiary of the Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (D)(1) to the Schedule TO and is incorporated herein by reference.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares of Common Stock outstanding on a fully-diluted basis and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 176, as amended (the "HSR Act"). The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement.

     In order to induce Parent and Purchaser to enter into the Merger Agreement, International Data Group, Inc. and IDG Enterprises, Inc. (collectively, "IDG"), which together beneficially own, in the aggregate, 11,166,949, or 75.4%, of the outstanding shares of Common Stock, entered into a Voting and Tender Agreement, dated as of August 12, 2001, with Parent and Purchaser (the "Voting and Tender Agreement"). The Voting and Tender Agreement is filed as Exhibit (D)(2) to the Schedule TO and is incorporated herein by reference.

     As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 605 Third Avenue, New York, New York 10158. All information in this Schedule 14D-9 or incorporated by reference herein concerning Parent, Purchaser and their respective affiliates, or actions or events in respect of any of them, was provided by Parent and Purchaser, and the Company assumes no responsibility for such information.



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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers, majority stockholders and affiliates are, except as noted below, described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex I and is incorporated herein by reference. Except as described or referred to herein or in Annex I attached hereto, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors, majority stockholders or affiliates or Parent or Purchaser or their respective executive officers, directors or affiliates.

     In connection with the transactions contemplated by the Merger, the following agreements and arrangements were entered into: the Merger Agreement, the Voting and Tender Agreement and the Confidentiality Agreement, dated as of May 29, 2001 between the Company and Parent (the "Confidentiality Agreement").

     THE MERGER  AGREEMENT.  A summary of the material  provisions of the Merger
Agreement is included in Section 12 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (D)(1) to the Schedule TO, and is incorporated herein by reference.

     THE VOTING AND TENDER AGREEMENT. A summary of the material provisions of the Voting and Tender Agreement is included in Section 12 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting and Tender Agreement, the form of which is filed as Exhibit (D)(2) to this Schedule TO and is incorporated herein by reference.

     THE CONFIDENTIALITY AGREEMENT. The following summary of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

     Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, to keep confidential certain information concerning the Company furnished to it and its representatives by or on behalf of the Company or its representatives ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Parent also agreed that, unless specifically invited in writing by the Company, it will not, directly or indirectly, effect or seek, offer or propose to effect certain transactions involving the Company, including any acquisition of securities or assets of the Company or any of its subsidiaries or any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries for a period of one year from the date of the Confidentiality Agreement. For a period of eighteen months from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates will directly or indirectly solicit to employ certain of the current officers or employees of the Company.

     EFFECTS OF THE OFFER AND THE MERGER UNDER AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS AND CERTAIN OTHER ARRANGEMENTS. Certain members of the Company's management, including the Company's Chief Executive Officer, who is also a member of the Board of Directors of the Company, have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, as described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     EMPLOYMENT AGREEMENTS. The employment agreements between the Company and its executive officers, as amended, provide for the payment of severance in connection with a change of control if, among other things, (i) an officer's employment is terminated by the Company without "cause" within one year following a change of control, or (ii) the officer voluntarily terminates his employment with the Company after 90 days, but



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

before 12 months following a change of control. In either of such events, the amount of severance will be up to 200% of the sum of the terminated officer's base salary and specified bonus potential, and all of the officer's options to purchase Shares of Common Stock would become immediately exercisable. Payment of executive officers' bonuses for 2001 will be accelerated upon a change of control. The consummation of the Offer would constitute a change of control of the Company for these purposes.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that, for six years after the effective time of the Merger, the Parent and the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to such time to the fullest extent permitted by Delaware law. In addition, for a period of six years after the effective time of the Merger, the Parent or the Surviving Corporation will maintain directors' and officers' liability insurance with respect to matters occurring prior to such time that are comparable to the policies currently maintained by the Company, provided that Parent or the Surviving Corporation shall not be required to expend in any one year an amount in excess of 200% of the aggregate annual premiums currently paid by the Company for such insurance. If the annual premiums for such insurance coverage exceed 200% of the aggregate annual premiums currently paid by the Company, Parent or the Surviving Corporation shall only be obligated to obtain as much coverage as can be obtained for a cost not exceeding that amount.

     STOCK OPTIONS. In connection with the Offer and the Merger, options to purchase Shares of Common Stock of the Company will be cancelled and, to the extent that they are exercisable at a price which is below the price per Share to be paid in the Offer and the Merger, converted into the right to receive cash. None of the options held by the Company's directors and executive officers are exercisable at a price which is below the price per Share to be paid in the Offer and the Merger, and therefore, none of such options will be converted into the right to receive cash.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(6) and (a)(4), respectively, and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     BACKGROUND. The Company's revenues and earnings were below expectations in the early part of the Company's 2001 fiscal year. The Company was also failing to meet certain financial covenants required under its $110 million line of credit with its lenders (the "Credit Agreement"). In January 2001, the Company significantly reduced its operating expenses by, among other things, closing its San Francisco and Chicago offices, eliminating approximately 130 positions, instituting a limited hiring freeze and curtailing its marketing programs. In addition, the Company announced its intention to further reduce its operating expenses by transferring its corporate headquarters from Foster City, California to New York City and closing its Foster City office by the end of the 2001 fiscal year.

     Throughout the second quarter of fiscal 2001, the Company's financial performance continued to decline, and at the end of the second quarter its senior lenders notified the Company that it was in default under the Credit Agreement. The lenders did not accelerate the Company's loans but reserved their right to do so. Also at the end of the second quarter of fiscal 2001, the Company was made aware that IDG was considering making a proposal that would result in IDG acquiring all of the Company's outstanding Common Stock. However, IDG indicated that it required additional information about the financial and operational condition of the Company before it would



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be able to formulate the terms or timing of any such offer. Two of the Company's independent directors resigned from the Board at this time. The Company continued to negotiate with its senior lenders to reach an acceptable amendment to the Credit Agreement. In addition, the Board determined to explore strategic alternatives, including a possible sale of the Company to a third party, as was announced in a March 29, 2001 press release.

     After considering various investment banks, on April 17, 2001, the Company retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to research and pursue the Company's strategic alternatives, including a possible sale of the Company.

     Effective April 30, 2001, the Company entered into a forbearance and amendment agreement with its senior lenders. The lenders agreed to forbear, subject to certain terms and conditions, from exercising their right to call amounts outstanding under the Credit Agreement. Among other things, the forbearance and amendment agreement required the Company to enter into a binding purchase and sale agreement covering the sale of the Company no later than July 31, 2001. The Company was also required to obtain a subordinated line of credit under which it could draw down funds as needed. IDG, the holder of approximately 75% of the Company's Common Stock, agreed to provide the Company with a subordinated loan agreement (the "Subordinated Loan Agreement") upon the terms required and approved by the senior lenders. The Company retained its right to replace the IDG Subordinated Loan Agreement if it could obtain a credit facility under better terms that would be satisfactory to the Company's senior lenders. In addition, under a commitment agreement between IDG and the Company's senior lenders, IDG committed to pay any scheduled installment of principal, interest and fees due under the Credit Agreement, if not timely paid by the Company.

     Since the end of March the Company had been actively seeking to replace its independent directors and, on May 9, 2001, Timothy J. McNeill agreed to serve as a member of the Company's Board.

     In early May, Morgan Stanley, together with the Company's executives, began the process of identifying potential bidders to acquire the Company. At a May 11, 2001 Board meeting, Morgan Stanley identified various potential strategic and financial acquirers for the Company and reviewed with the Board suggested strategies for pursuing such potential acquirers. The Board authorized Morgan Stanley to engage in communications on behalf of the Company with potential bidders and to solicit preliminary indications of interest.

     During May and June of 2001, Morgan Stanley contacted 100 potential bidders and distributed initial information regarding the Company to 49 of those potential bidders. Morgan Stanley and the Company's counsel, Fulbright & Jaworski L.L.P. ("Fulbright"), negotiated confidentiality agreements with respect to communications and information about the Company obtained during this process with each of the potential bidders. By June 28, 2001, Morgan Stanley had received written, non-binding indications of interest for the Company from five potential acquirers.

     On June 29, 2001, the Board held a special meeting to review the indications of interest that Morgan Stanley had received and to consider moving forward with the process of exploring a sale or merger of the Company. Morgan Stanley reviewed with the Board each indication of interest, including any conditions and any financing contingencies associated with the bids.

     Between July 9, 2001 and July 31, 2001, the Company engaged in management and functional presentations with various potential acquirers. Also during this period, each bidder was provided with a minimum of two days to review due diligence materials at Fulbright's offices. Each bidder was also given the opportunity to meet with the Company's management and to discuss any questions regarding the Company.

     On July 12, 2001, the Board appointed John D. Giordano as its second independent director, who agreed to serve in such capacity.

     On July 20, 2001, Morgan Stanley, on the Company's behalf, sent each bidder a draft form of the merger agreement and voting and tender agreement prepared by Fulbright with instructions for submitting a final bid. On July 25, 2001, each bidder was sent a draft of the Company's disclosure schedules. Bidders were instructed to send their final bids, including any comments to the draft agreements, to Morgan Stanley no later than noon on August 3, 2001.



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     The Company then  notified its senior  lenders that it would not be able to enter into a binding purchase and sale agreement covering the sale of the Company by July 31, 2001, as required by the forbearance agreement to the Credit Agreement. The senior lenders agreed to extend this deadline and to waive compliance with certain other covenants under the Credit Agreement until August 15, 2001 and signed an amendment and waiver to the Credit Agreement to such effect on July 30, 2001.

     Morgan Stanley received final bids on August 3, 2001. Over the weekend of August 4 and 5, 2001, members of the Company's management, together with Morgan Stanley and Fulbright, reviewed the final bids submitted, including the Parent's bid, in preparation for a Board meeting on August 6, 2001. This review included a discussion of the proposed terms and conditions of the Offer and the financial components of the Parent's Offer to shareholders of the Company.

     At a Board meeting on August 6, 2001, representatives of Morgan Stanley and Fulbright summarized the financial and legal features of the bids received. Parent's initial bid, of $94 million for the outstanding equity of the Company and the assumption of $92.5 million in debt, contained certain onerous conditions to consummation. After discussing the bids, the Board members authorized Morgan Stanley and certain members of management to negotiate with Parent to seek a higher offer from Parent, as well as more advantageous terms to Parent's proposed merger agreement. The Board also authorized seeking to simultaneously negotiate with other parties who had expressed interest in a transaction with the Company.

     On the evening of August 7, 2001, Fulbright discussed Parent's proposed terms to the merger agreement with Parent's counsel, Weil, Gotshal & Manges LLP ("Weil Gotshal"). Both Fulbright and Weil Gotshal agreed that there were certain fundamental business points, including certain highly restrictive conditions to the consummation of the Offer, that needed resolution before a merger agreement could be fully negotiated and agreed to discuss those terms with their respective clients.

     Fulbright then reported its conversation with Weil Gotshal to management and Morgan Stanley. Morgan Stanley, on the Company's behalf, contacted Parent and they each agreed that the Company would supply Parent with some additional due diligence in an effort to reach agreement on the business issues identified by Fulbright and Weil Gotshal.

     On August 8, 2001, Fulbright and Weil Gotshal met again to discuss the proposed terms of an agreement. During the course of the day, in exchange for eliminating the highly restrictive conditions Parent had initially proposed, which the Company believed might delay or otherwise affect the likelihood of the consummation of the Offer, Parent submitted a revised offer of $90 million (in addition to its assumption of up to $92.5 million in Company debt). Over the course of that night, Fulbright and Weil Gotshal identified those issues that required further negotiation and revised a draft merger agreement. In addition, certain members of the Board who were appointed to advise management, Morgan Stanley and Fulbright discussed the status of the negotiations with Parent.

     Between August 9, 2001 and August 10, 2001, the parties continued to negotiate various terms of the Merger Agreement in addition to reviewing the Company's disclosure memorandum. Also during this period the parties, along with IDG and its counsel, Foley, Hoag & Eliot, LLP ("Foley Hoag"), negotiated the terms of the voting and tender agreement with respect to IDG.

     On August 10, 2001, Fulbright and Weil Gotshal tentatively finalized the Merger Agreement, the Company's Disclosure Memorandum and, together with IDG's counsel, the Voting and Tender Agreement. On the evening of August 10, 2001, Parent signed the Merger Agreement and the Voting and Tender Agreement and delivered such signature pages to the Company along with a letter indicating that its offer to enter into the Merger Agreement would expire at midnight on the following Sunday, August 12, 2001. These documents were distributed to the Company's Board and to representatives of IDG and Foley Hoag that evening in preparation for the Board meetings scheduled for Sunday, August 12, 2001.

     On August 12, 2001, the Board met via teleconference with management, representatives of Morgan Stanley and Fulbright to review the transaction documents and to vote on the Merger. During the meeting Fulbright



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reviewed  with  the  Board  the  terms of the  Merger  Agreement  and  discussed individual questions of the Board members. Morgan Stanley then delivered its oral opinion to the Board, that, as of such date, the consideration to be received by holders of the Company's Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Morgan Stanley subsequently confirmed its oral opinion by delivery of its written opinion, dated August 12, 2001, which sets forth assumptions the made, matters considered and limitations on review undertaken in connection with its opinion.

     After the Board had an opportunity to ask questions and engage in discussion, a resolution was presented to enter into the Merger Agreement. The Board determined that the terms of the Offer and the Merger were advisable, fair and in the best interests of the stockholders of the Company, approved the
Offer,  the  Merger  and  the  Merger  Agreement  and  the  other   transactions
contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

     After approving the transactions, the Board sent an executed signature page to the Merger Agreement and IDG sent an executed signature page to the Voting and Tender Agreement to Parent's counsel, indicating acceptance of Parent's offer within the deadline for such acceptance.

     REASONS FOR THE BOARD'S RECOMMENDATION. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

       (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, historical and recent operating results, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares;

       (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling stockholders to obtain cash for their Shares quickly;

       (iii) that the per share price contemplated by the Merger Agreement, at $6.09, represented a fair price relative to the business prospects of the Company and the large debt becoming due under the Credit Agreement, and represented, after wide solicitation, the highest unconditional cash price any potential acquirer was willing to offer;

       (iv) the process engaged in by the Company's management and financial advisor, which included discussions with a number of potential acquirers, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;

       (v) Purchaser's agreement to lend the Company the necessary funds to pay the Company's entire outstanding balance under its Credit Agreement and the Subordinated Loan Agreement with IDG upon the closing of the Offer;

       (vi) the presentation of Morgan Stanley at the August 12, 2001 Board meeting and the opinion of Morgan Stanley to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration received by the holders of the Shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of the written opinion of Morgan Stanley, dated August 12, 2001, which sets forth assumptions the made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement and filed as Annex II hereto, and is incorporated herein by reference. The opinion of Morgan
       Stanley referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All stockholders are urged to, and should, read the opinion of Morgan Stanley carefully in its entirety;


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


       (vii) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an acquisition proposal that constitutes, or is reasonably likely to lead to, a Superior Proposal, as defined in the Merger Agreement, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

       (viii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a termination fee of $4,000,000 to Parent and reimburse Parent for its actual expenses incurred in connection with the transaction, up to $2,000,000 and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

       (ix) the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength; and

       (x) a consideration of alternatives to the sale of the Company, including without limitation continuing to operate the Company as a public company and not engaging in any extraordinary transaction in light of the Company's requirement to enter into a binding purchase and sale agreement covering the Company under the Credit Agreement.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

     (c) INTENT TO TENDER

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser in the Offer, except for persons who would by tendering incur liability under
Section 16(b) of the Securities Exchange Act of 1934, as amended. In addition, the Company's largest stockholder, IDG, has entered into the Voting and Tender Agreement which, subject to limited exceptions, obligates IDG to tender all of its Shares of Common Stock in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, OR TO BE COMPENSATED OR USED.

     The Company retained Morgan Stanley as its financial advisor with respect to a review of its strategic alternatives. Pursuant to the engagement, the Company is obligated to pay Morgan Stanley $2 million upon the change of control of the Company. The Company has also agreed to pay Morgan Stanley's expenses including any travel expenses, document production and any outside attorney's fees. The Company has also agreed to indemnify Morgan Stanley and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     In the event that a transaction is not completed, the Company has agreed to pay Morgan Stanley an advisory fee estimated to be approximately $100,000.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, other than (i) 27,236 shares issued under the Company's 1998 Employee Stock Purchase Plan on August 15, 2001 at a price of $5.1255 per share (which represents the closing price of the Common Stock on August 14, 2001 as adjusted by a 15% discount under such plan) and (ii) options to purchase 10,000 shares of Common Stock at a price of $6.90 per share granted to John D. Giordano in connection with his appointment to the Board, under the Company's 1998 Stock Plan, no transactions in the Shares have been effected by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentiality whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Company's Board has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under DGCL, a significantly longer period of time will be required to effect the Merger.

     (b) Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent and Purchaser have advised the Company that Parent and Purchaser filed a Notification and Report Forms with respect to the Offer and Merger with the Antitrust Division and the FTC on August 20, 2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company, Parent and/or Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent and Purchaser have advised the Company that they do not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     (c) The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  EXHIBITS.


   EXHIBIT
   NUMBER                       DESCRIPTION

(a)(1) Form of Letter of  Transmittal  (incorporated  by  reference  to  Exhibit
       (A)(1)(b) to the Schedule TO of Purchaser filed on August 20, 2001).

(a)(2) Opinion of Morgan Stanley, dated August 12, 2001 (included as Annex II to this Schedule 14D-9).

(a)(3) Offer to Purchase, dated August 20, 2001 (incorporated by reference to Exhibit (A)(1)(a) to the Schedule TO of Purchaser filed on August 20,
       2001).

(a)(4) Press Release, issued by the Company on August 13, 2001.*

(a)(5) Letter to Employees.*

(a)(6) Letter to Shareholders, dated August 20, 2001.

(e)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit
       (D)(1) to the Schedule TO of Purchaser filed on August 20, 2001).

(e)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Parent, Purchaser and IDG (incorporated by reference to Exhibit (D)(2) to the Schedule TO of Purchaser filed on August 20, 2001).

(e)(3) Confidentiality Agreement between Parent and Company, dated May 29, 2001.

(e)(4) The Information Statement of the Company, dated August 20, 2001 (included as Annex I to this Schedule 14D-9).

(e)(5) The Purchaser Designees (included as Annex III to this Schedule 14D-9).

(e)(6) Amendments to Employment and Compensation Agreements by and between the Company and John Kilcullen, Bill Barry, John Harris and John Ball (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Company on August 14, 2001).

(e)(7) Consulting Agreement, dated as of July 1, 2001 by and between the Company and John Ball (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Company on August 14, 2001).

(e)(8) Retention Plan Agreements between the Company and John Kilcullen, Bill Barry, John Harris and John Ball (incorporated by reference to Exhibit
       10.5 to the Form 10-Q filed by the Company on August 14, 2001).


--------------------------------------------------------------------------------
*Previously filed on Schedule 14D-9 as a pre-commencement communication.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2001


                                   HUNGRY MINDS, INC.


                                   By:  /s/ John J. Kilcullen
                                        -----------------------------------
                                   Name: John J. Kilcullen
                                   Title: Chairman and Chief Executive Officer

                                                                         ANNEX I

                               HUNGRY MINDS, INC.
                                909 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about August 20, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Hungry Minds, Inc. (the "Company") to the holders of record of shares of Class A common stock, par value $.001 per share, of the Company (the "Common Stock") with respect to the Offer to Purchase dated August 20, 2001 of John Wiley & Sons, Inc. a New York corporation ("Parent") and HMI Acquisition Corp., a Delaware corporation and a direct or indirect, wholly owned subsidiary of Parent ("Purchaser"). Parent and Purchaser are offering to purchase all shares of the Common Stock currently outstanding and not owned directly or indirectly by Parent, Purchaser or the Company (the "Shares") at a price of $6.09 per Share, net to the seller in cash without interest thereon (the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to a majority of the seats on the Board of Directors of the Company (the "Board"). Such designations and the Offer are to be made pursuant to the Agreement and Plan of Merger, dated as of August 12, 2001, by and among the Company, Parent and the Purchaser (the "Merger Agreement"). The Offer, the Merger and the Merger Agreement are more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex I.

     This  Information  Statement  is being  mailed  to you in  accordance  with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information set forth herein relating to Parent, Purchaser or the Purchaser Designees (as defined below) has been provided to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.


                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of August 16, 2001, there were 14,807,784 shares of Common Stock outstanding, each of which shares is entitled to one vote, of which Parent and Purchaser own no shares as of the date hereof.


              RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that promptly following the purchase of and payment for the number of Shares of Common Stock that constitutes at least a majority of the total outstanding shares of the Company, calculated on a fully diluted basis, and from time to time thereafter, Purchaser shall be entitled to designate for election as directors of the Company such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors of the Company constituting the whole Board and (ii) the percentage of the voting power of Shares of Company Common Stock beneficially owned by Parent and Purchaser (including Shares of Company Common Stock paid for pursuant to the Offer), upon such payment, bears to the total voting power of Shares of Company Common Stock then outstanding.

     The Merger Agreement further provides that the Company shall take all action within its power to cause Purchaser's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. In addition, the Company will also, upon the request of Parent or Purchaser, use its reasonable best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number of (i) each committee of the Board other than such committee of the Board established to take action under the Merger Agreement and (ii) the board of directors of each of the Company's significant subsidiaries (as defined in the Merger Agreement), and each committee thereof, that represents the same percentage as Purchaser's designees represent on the Board.

     Notwithstanding the foregoing, the Merger Agreement provides that at all times until the Effective Time, at least two directors who were directors of the Company as of the date of the Merger Agreement and who are not otherwise affiliates of the Parent (each such director, an "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger.

     Purchaser has informed the Company that the Purchaser Designees are those executive officers of Parent listed on Annex III. Purchaser has informed the Company that each of these individuals listed has consented to act as a director, if so designated. Parent and Purchaser have advised the Company that none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company except as disclosed in the Schedule TO, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent or Purchaser and the Company that have been described herein, in the Schedule TO or the Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser pursuant to the Offer of such number of Shares as represents not less than a majority of the outstanding Shares on a fully diluted basis, which purchase cannot be earlier than September 17, 2001.


            CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The following is a list of each director of the Company, indicating all other positions presently held with the Company by such director:

       Name                       Age           Position with the Company

John J. Kilcullen .............    42     Chairman of the Board of Directors
                                          and Chief Executive Officer

Patrick J. McGovern ...........    64     Director

Kelly P. Conlin ...............    40     Director

John D. Giordano ..............    44     Director

Axel J. Leblois ...............    53     Director

Timothy McNeill ...............    50     Director

     JOHN J. KILCULLEN. Mr. Kilcullen has served as Chief Executive Officer of the Company since July 1991 and has been a director of the Company and Chairman of the Board since March 1998. Prior to that, Mr. Kilcullen served as Vice President, Sales and Marketing and Publisher of the Company from April 1990 to July 1991. For the nine years prior to joining the Company, Mr. Kilcullen worked in various sales and marketing capacities for two publishing industry leaders, Bantam Doubleday Dell, Inc. and Prentice-Hall, and computer book publisher Que Corporation.

     PATRICK J. MCGOVERN. Mr. McGovern has been a director of the Company since its inception in February 1990. Mr. McGovern is the founder and chairman of the board of directors of International Data Group, Inc., a Massachusetts corporation and the parent corporation of the Company. Mr. McGovern has served as the Chairman of IDG and its predecessor since February 1964. Mr. McGovern also serves on the boards of directors of the Massachusetts Institute of Technology, the Magazine Publishers Association and a number of IDG's subsidiaries.

     KELLY P. CONLIN. Mr. Conlin has been a director of the Company since January 1999. Mr. Conlin has served as CEO of IDG since March 1999, and has been the President since 1995. Mr. Conlin served as President of IDG Marketing Services from 1991 to October 1995. Mr. Conlin also serves as a director of IDG, American Business Press, a privately-held company, and a number of IDG's subsidiaries.

     JOHN D. GIORDANO. Mr. Giordano was appointed to serve as a director of the Company on July 12, 2001. Mr. Giordano is currently providing consulting services to a number of companies. From April 1999 to June 2001, Mr. Giordano was the President, Chief Executive Officer and Chief Financial Officer of
Peritus Software Services, Inc., a provider of software maintenance technology and services. From September 1998 to April 1999, he served as Chief Financial Officer of Peritus. Prior to that, Mr. Giordano also served as the Vice
President,  Chief  Financial  Officer  and  Treasurer  for  Bull HN  Information
Systems.

     AXEL J. LEBLOIS. Mr. Leblois has been a director of the Company since July 1999. Mr. Leblois is the Chairman of WorldTimes Inc., publisher of The WorldPaper, an international affairs publication and content provider to major news databases, since 1995. From 1996 to 2000, Mr. Leblois served as Director and from 1997 as Chief Executive Officer of ExecuTrain, a world leader in computer training. From 1996 to 2000 Mr. Leblois served as a Director for ExecuTrain. From 1991 to 1996, Mr. Leblois was Chief Executive Officer of the North American division of Paris-based Bull HN Information Systems Inc., formerly Honeywell Information Systems. Mr. Leblois is also a member of the board of directors of World Times, Inc., and Peritus Software Services from 1994 until 2001, Boston Private Bank from 1997 until 1998, and Wang Global from 1995 until 1999. Mr. Leblois is currently Chairman of the Board of Trustees of the Atlanta International School.

     TIMOTHY MCNEILL. Mr. McNeill was appointed to serve as a director of the Company on May 9, 2001. Since 1989, Mr. McNeill has served as the President, Chief Executive Officer and Publisher of Wisdom Publications. Immediately prior to that he served as Associate Issues Director of the Michael Dukakis presidential campaign. From 1983 until 1986, Mr. McNeill was the Vice President of Corporate Development for IDG. From 1979 until 1983, Mr. McNeill was a senior consultant with Arthur D. Little, Inc., specializing in strategic planning and organizational development.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of four meetings during fiscal 2000 and nine meetings during fiscal 2001, to date. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors during each director's service on the Board and the total number of meetings of the committees upon which he served. Certain matters were approved by the Board of Directors and its committees by unanimous written consent. The Board of Directors of the Company has two standing committees: the Audit Committee and the Compensation Committee.

     As of July 13, 2001, the Audit Committee consists of John D. Giordano, Axel Leblois and Timothy J. McNeill. Prior to that the Audit Committee consisted of Messrs. Hoeft and Sentilhes who both resigned from the Board in 2001. Mr. Giordano and Mr. McNeill are "independent" directors as that term is defined by the National Association of Securities Dealers (the "NASD"). Mr. Leblois is not an independent director as defined by the NASD, because of his prior employment with an IDG affiliate. However, pursuant to the Nasdaq Marketplace Rules governing audit committee composition, the Board determined that because (i) the Company's decision to explore strategic alternatives was an exceptional and limited circumstance resulting in the Company's inability to appoint a third independent director to the Audit Committee, and (ii) because Mr. Leblois is not a current employee or the immediate family member of an employee of the Company, that his appointment to the Audit Committee was required by the best interests of the Company and its stockholders. The Audit Committee is responsible for, among other things, reviewing and discussing the audited financial statements with management, discussing with the Company's auditors information relating to the auditors' judgments about the quality of the Company's accounting principles, recommending to the Board of Directors that the Company include the audited financials in its Annual Report on Form 10-K, and overseeing compliance with SEC requirements for disclosure of auditors' services and activities. The Audit Committee, which was established in October 1998, acted by unanimous written consent once during fiscal 2000 and did not act in fiscal 2001.

     The Compensation Committee currently consists of Messrs. Conlin, Leblois and McNeill. Previously the Compensation Committee consisted of Messrs. Hoeft, Leblois and Sentilhes. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding the compensation policy for the Company's officers and directors, administering the Company's current stock plans and reviewing and making recommendations regarding other proposed or adopted compensatory plans, reviewing and making recommendations to the Board regarding all forms of compensation to be provided to the Company's executive officers, reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Company's employees, preparing the Report of the Compensation Committee and authorizing the repurchase of shares from terminated employees pursuant to applicable law. The Compensation Committee, which was established in October 1998, held one meeting during fiscal 2000 and six meetings to date.

 DIRECTOR COMPENSATION

     The Company's directors who are not officers or employees of the Company are paid an annual retainer of $10,000 and a fee of $1,000 for each meeting attended of the Board of Directors or of a committee of the Board of Directors. The Company's 1998 Stock Plan provides for automatic grants of options to non-employee directors to purchase 10,000 shares of the Common Stock upon the director's election and options to purchase 5,000 shares of Common Stock on March 1 of each year, provided he or she has served on the board for six months. The 1998 Stock Plan provides that options issuable to directors of the Company who are also officers or directors of IDG will, at the election of IDG, be issued to IDG or an officer, director or employee of IDG designated by IDG. During fiscal 2000, in accordance with the 1998 Stock Plan, the Company granted 5,000 options on March 1, 2000 at $15.00 to each of Messrs. Hoeft and Leblois, 10,000 options on March 1, 2000 at $15.00 to IDG (in connection with the services of IDG officers Messrs. Conlin and McGovern as non-employee directors) and 10,000 options to Mr. Sentilhes on March 15, 2000 at $12.88. During fiscal 2000, no other non-employee directors received options to purchase Common Stock. Each of Messrs. Giordano and McNeill were granted 10,000 options to purchase Common Stock upon their appointment to the board during 2001.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of August 16, 2001 (except as otherwise noted in the footnotes) regarding the beneficial ownership (determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attributes beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities) of the Company's Common Stock of: each person known by the Company to own beneficially more than five percent of the Company's outstanding Common Stock; each director of the Company; each executive officer named in the Summary Compensation Table (see "Executive Compensation"); and all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

     The Company is a majority-owned subsidiary of IDG Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of IDG Holdings, Inc., a Delaware corporation. IDG Holdings, Inc. is a wholly-owned subsidiary of IDG, a majority of the capital stock of which is owned by Patrick J. McGovern, its founder and chairman of the board of directors and a director of the Company. IDG's address is One Exeter Plaza, Boston, Massachusetts 02116. The following table sets forth, as of August 16, 2001, the beneficial ownership of the Company's Common Stock by the Company's principal stockholder, each of the Named Executive Officers, each of the Company's directors and by all executive officers and directors of the Company as a group.

--------------------------------------------------------------------------------
   NAME                                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------

                                          AMOUNT AND NATURE OF       PERCENT
                                               BENEFICIAL              OF
                                              OWNERSHIP(1)          OWNERSHIP
--------------------------------------------------------------------------------

IDG Enterprises, Inc. (2) ....................    11,201,949          75.5%
John J. Kilcullen (3) ........................       306,147           2.0%
John P. Ball (4) .............................       126,177          *
William G. Barry (5) .........................       125,674          *
John M. Harris (6) ...........................        35,416          *
Patrick J. McGovern (7) ......................    11,206,949          75.5%
Kelly P. Conlin ..............................         1,000          *
John D. Giordano (6) .........................         3,333          *
Axel J. Leblois (6) ..........................        15,000          *
Timothy McNeill (6) ..........................         3,333          *
   All executive officers and
     Directors as a group (9 persons).........    11,823,029          76.9%



---------

* Represents beneficial ownership of less than one percent.

(1) The number and percentage of shares beneficially owned are based on 14,807,784 shares of Common Stock and no shares of Class B Common Stock outstanding as of August 16, 2001. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of August 16, 2001 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of the Company's Common Stock shown as beneficially owned by them.

(2) Represents shares of Common Stock directly held by IDG Enterprises, Inc. and shares issuable upon exercise of vested options held by IDG. IDG Enterprises, Inc., is an indirect, wholly-owned subsidiary of IDG.

(3) Represents vested shares in the Company's Employee Stock Ownership Plan, shares issuable upon exercise of vested options and shares purchased by the individual under the Company's Employee Stock Purchase Plan.

(4) Represents vested shares in the Company's Employee Stock Ownership Plan, shares issuable upon exercise of vested options, shares purchased by the individual under the Company's Employee Stock Purchase Plan, and shares held by Mr. Ball's wife.

(5) Represents shares issuable upon exercise of vested options, shares purchased by Mr. Barry under the Company's Employee Stock Purchase Program and Shares held jointly by Mr. Barry and his wife.

(6)  Represents shares issuable upon exercise of vested options.

(7) Includes the shares of Common Stock beneficially owned by IDG Enterprises, Inc. and IDG as set forth in footnote (2) above, as well as 5,000 shares held by Mr. McGovern's wife. IDG Enterprises, Inc. is an indirect, wholly-owned subsidiary of IDG. Mr. McGovern is chairman of the board of directors and owns a majority of the issued and outstanding capital stock of IDG.

     As a result of its ownership of the Company's Common Stock, IDG will be able to significantly influence matters affecting the Company, will be in a position to direct the election of all members of the Board of Directors, and will be able to control all actions that require the approval of a majority of the voting share capital of the Company.

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to the Company's Chief Executive Officer and the Company's three other most highly compensated executive officers (collectively, the "Named Executive Officers") during the Company's fiscal years ended September 30, 2000, September 30, 1999 and September 30, 1998.1

-------------------------------------------------------------------------------------------------------------------

                                                                ANNUAL COMPENSATION     LONG-TERM
                                                             ------------------------  COMPENSATION   ALL OTHER
   NAME AND PRINCIPAL POSITION                      YEAR     SALARY ($)      BONUS ($)   AWARDS(2) COMPENSATION ($)
-------------------------------------------------------------------------------------------------------------------
   John J. Kilcullen ...........................
     Chairman and Chief Executive Officer          2000       $336,549      $310,000           --        8,000(3)
                                                   1999       $289,000      $289,000      $ 4,800      $ 3,972(3)
                                                   1998        270,000       422,600       14,400      233,402(4)
   William G. Barry ............................
     President and Chief Operating Officer         2000       $176,544(5)   $338,921(6)        --      $ 6,000(7)
                                                   1999             --            --           --           --
                                                   1998             --            --           --           --
   John P. Ball ................................
     Executive Vice President and Secretary        2000       $229,423      $329,415(8)        --      $ 8,000(3)
                                                   1999        200,000       145,000        4,800        4,615(3)
                                                   1998        190,000       161,755       14,400           --
   John M. Harris ..............................
     Executive Vice President and Chief
       Financial Officer                           2000       $ 84,615(9)   $133,019                  $116,088(10)
                                                   1999             --            --
                                                   1998             --
-------------------------------------------------------------------------------------------------------------------

---------

(1) The Company's fiscal year ends on the last Saturday in September. Fiscal years 2000 and 1999 ended on September 29, 2000 and September 25, 1999, respectively. For convenience, fiscal year-ends are denoted occasionally herein as September 30.

(2)  Represents contribution by the Company to its Employee Stock Ownership
     Plan.

(3) All Other Compensation during fiscal 2000 consists of matching and other contributions made under the Company's 1999 and 401(k) and Profit Sharing Plan.

(4) Consists of deferred compensation. The deferred compensation programs pursuant to which Mr. Kilcullen received such amount were terminated at the end of fiscal 1998.

(5) Represents compensation from March through September 2000 based on a $300,000 annual salary

(6)  Includes a one-time sign on bonus of $165,705.

(7)  Includes car allowance earned from April through September 2000.

(8) Includes $100,000 bonus granted to Mr. Ball in connection with services he provided as acting Chief Operating Officer during fiscal 2000.

(9) Represents compensation from May through September 2000 based on a $200,000 annual salary.

(10) Represents relocation expenses.


                              EMPLOYMENT AGREEMENTS

     John J. Kilcullen, the Company's Chairman and Chief Executive Officer, is employed under an amended employment agreement that expires on July 1, 2002. The agreement provides for a compensation package consisting of base salary, participation in the Company's bonus plan based on certain targets defined by the Board of Directors, an initial stock option grant for 250,000 shares of Common Stock, subject to certain vesting conditions, and eligibility to participate in the Company's benefit plans. Mr. Kilcullen's agreement provides for the payment of severance if his employment terminates under certain circumstances, including termination by the

Company without "cause" or by Mr. Kilcullen for "good reason," whether or not there is a change of control, and voluntary termination by Mr. Kilcullen after 90 days but before 12 months following a change of control. In general, post-change of control severance is equal to 2 times the sum of Mr. Kilcullen's annual salary and specified bonus opportunity. The consummation of the Offer will constitute a change of control for purposes of Mr. Kilcullen's employment agreement. Mr. Kilcullen's stock options, all of which have an exercise price per share in excess of $6.09, will terminate upon consummation of the Offer.

     William G. Barry, the Company's President and Chief Operating Officer is employed under an amended employment agreement that expires on March 1, 2004. The agreement provides for a compensation package consisting of base salary, participation in the Company's bonus plan based on certain targets defined by the Board of Directors, an initial stock option grant for 300,000 shares of Common Stock, subject to certain vesting conditions, and eligibility to participate in the Company's benefit plans. Mr. Barry was also provided with a sign-on bonus of $165,705 upon his commencing employment with the Company. Mr. Barry's agreement provides for the payment of severance if his employment terminates under certain circumstances, including termination by the Company without "cause" or by Mr. Barry for "good reason," whether or not there is a change of control, and voluntary termination by Mr. Barry after 90 days but before 12 months following a change of control. In general, post-change of control severance is equal to 2 times the sum of Mr. Barry's annual salary and specified bonus opportunity. The consummation of the Offer will constitute a change of control for purposes of Mr. Barry's agreement. Mr. Barry's stock options, all of which have an exercise price per share in excess of $6.09, will terminate upon consummation of the Offer.

     John P. Ball, the Company's Executive Vice President and Secretary, is employed under an amended employment agreement that expires on July 1, 2002. The agreement provides for a compensation package consisting of base salary, participation in the Company's bonus plan based on certain targets defined by the Board of Directors, an initial stock option grant for 100,000 shares of Common Stock, subject to certain vesting conditions, and eligibility to participate in the Company's benefit plans. Mr. Ball's agreement provides for the payment of severance if his employment terminates under certain circumstances, including termination by the Company without "cause" or by Mr. Ball for "good reason," whether or not there is a change of control, and voluntary termination by Mr. Ball during after 90 days but before 12 months following a change of control. In general, post-change of control severance is equal to 2 times the sum of Mr. Ball's annual salary and specified bonus opportunity, subject to a limit of approximately $899,000. The consummation of the Offer will constitute a change of control for purposes of Mr. Ball's agreement. Mr. Ball's stock options, all of which have an exercise price per share in excess of $6.09, will terminate upon consummation of the Offer.

     Mr. Ball has entered into a one-year consulting and non-competition agreement with the Company that would take effect following the expiration of his employment with the Company. Under the consulting agreement, Mr. Ball would be paid a fee of $295,000. Mr. Ball may forfeit all or part of the consulting fee if he violates his non-compete restrictions or the restrictive covenants contained in his employment agreement within one year after the termination of his regular employment with the Company.

     John M. Harris, the Company's Executive Vice President and Chief Financial Officer, is employed under an amended employment agreement that expires May 1, 2004. The agreement provides for a compensation package consisting of base salary, an annual performance bonus based upon Company earnings, as determined by the Board of Directors, an initial stock option grant for 100,000 shares of Common Stock, subject to certain vesting conditions, and eligibility to participate in the Company's benefit plans. Mr. Harris was also entitled to a guaranteed bonus of $83,000 for fiscal 2000 and a net relocation expense allowance of $75,000. Mr. Harris' agreement provides for the payment of severance if his employment terminates under certain circumstances, including termination by the Company without "cause" or by Mr. Harris for "good reason," whether or not there is a change of control, and voluntary termination by Mr. Harris after 90 days but before 12 months following a change of control. In general, post-change of control severance is equal to 2 times the sum of Mr. Harris' annual salary and specified bonus opportunity. The consummation of the Offer will constitute a change of control for purposes of Mr. Harris' agreement. Mr. Harris' stock options, all of which have an exercise price per share in excess of $6.09, will terminate upon consummation of the Offer.

     Messrs. Kilcullen, Barry, Ball and Harris were each covered by the HMI Executive Retention Plan, which became effective on January 8, 2001. The purpose of the plan was to provide an added financial incentive for key executives to continue their employment with the Company through the earliest of (i) the successful conclusion of a transaction the result of which is that the Company ceases to be a public company, (ii) the sale or conveyance of all, or significantly all of the Company or (iii) June 30, 2001. In the case of Mr. Kilcullen the bonus was $150,000, in the case of Mr. Barry the bonus was $80,682, in the case of Mr. Ball the bonus was $139,743 and in the case of Mr. Harris the bonus was $58,007. These bonuses were paid to the executives on June 30, 2001 and there are no further obligations under the HMI Executive Retention Plan.

     Messrs. Kilcullen, Barry, Ball and Harris will be entitled to receive bonuses for fiscal 2001 if and when the Offer is consummated. The bonuses for Messrs. Kilcullen, Harris and Barry are performance-based and accelerate upon a change of control regardless of whether the targets are met. Mr. Ball's bonus is not contingent on performance and, although payment has been deferred until 2003, payment will be accelerated upon a change of control. The 2001 bonus amounts that would be payable upon consummation of the Offer are $360,000 to Mr. Kilcullen, $50,000 to Mr. Harris, $50,000 to Mr. Barry and $275,000 to Mr. Ball.

OPTION GRANTS IN LAST FISCAL YEAR

     Mr. Barry was granted an option to purchase up to 300,000 of Common Stock at an exercise price of $10.94 per share on April 13, 2000 in connection with the commencement of his employment with the Company. The options granted vest as follows: 25% on April 13, 2001 and 1/36 of the balance vests monthly thereafter.

     Mr. Harris was granted on option to purchase up to 100,000 shares of Common Stock at an exercise price of $10.06 per share on May 1, 2000 pursuant to a stock option agreement made in connection with the commencement of his employment with the Company. The options granted pursuant to such agreement vest as follows: 25% on May 1, 2001 and 1/36 of the balance vests monthly thereafter.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth, as to the Named Executive Officers, certain information concerning stock options exercised during fiscal 2001 to date and the number of shares subject to exercisable and unexercisable stock options as of August 16, 2001. The table also sets forth certain information with respect to the value of stock options held by such individuals as of August 16, 2001.


                     FISCAL YEAR AGGREGATED OPTION EXERCISES
                        AND FISCAL YEAR-END OPTION VALUES

-------------------------------------------------------------------------------------------------------------------
                                                          NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                           SHARES                    UNDERLYING UNEXERCISED OPTIONS  IN-THE-MONEY OPTIONS AT FISCAL
                        ACQUIRED ON       VALUE            AT FISCAL YEAR-END               YEAR-END(1)
                                                    -------------------------------  ------------------------------
   NAME                   EXERCISE    REALIZED ($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------
   John J. Kilcullen ..      --            --           205,208         144,792          $0              $0

   William G. Barry ...      --            --                --         300,000           0               0

   John P. Ball .......      --            --            85,416          64,584           0               0

   John M. Harris .....      --            --                --         100,000           0               0

-------------------------------------------------------------------------------------------------------------------


--------

(1) Because the market price of the Company's common stock was less than the applicable exercise prices on the options, no value is reportable.

           REPORT OF COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors (the "Committee") was established in October 1998 and is responsible for reviewing and making recommendations to the Board regarding the compensation and benefits for the Company's officers, other employees and directors, as well as compensation matters generally. The Committee also administers the Company's stock plans.

Compensation Philosophy and Policy

     The policy of the Committee is to attract and retain executive officers and employees through the payment of competitive base salaries and to encourage and reward performance through bonuses and stock ownership. The objectives of the Committee are to:

     o ensure that an appropriate relationship exists between executive compensation and the creation of stockholder value;

     o ensure that the total compensation program will motivate, retain and attract executives of outstanding abilities; and

     o ensure that current cash and equity incentive opportunities are competitive with comparable companies.

     The Company has taken the necessary steps to conform its compensation practices to comply with the $1 million compensation deduction cap under Section 162(m) of the Internal Revenue Code, as amended.

Elements of Compensation

     Compensation for executive officers includes both cash and equity elements.

     Cash compensation consists of (i) base salary which is determined on the basis of the level of responsibility, expertise and experience of the executive officer, taking into account competitive conditions in the industry, (ii) cash bonuses up to an established percentage of base salary, subject to meeting all or a portion of targeted objectives and (iii) additional cash bonuses based upon surpassing planned operating income.

     Ownership of the Company's Common Stock is a key element of executive compensation. Executive officers and other employees of the Company are eligible to participate in the 1998 Stock Plan (the "Stock Plan") and the 1998 Employee Stock Purchase Plan (the "Purchase Plan"). The Stock Plan permits the Board of Directors or the Committee to grant stock options to employees on such terms as the Board or the Committee may determine. The Committee has the sole authority to grant stock options to executive officers of the Company and is currently administering stock option grants to all employees. In determining the size of a stock option grant to a new executive officer or other employee, the Committee takes into account equity participation by comparable employees within the Company, external competitive circumstances and other relevant factors. Additional options may be granted to current executive officers and employees to reward exceptional performance or to provide additional unvested equity incentives. These options typically vest over a four-year period and thus require the employee's continuing service to the Company. The Purchase Plan permits employees to acquire Common Stock of the Company through payroll deductions and promotes broad-based equity participation throughout the Company. The Committee believes that such stock plans align the interests of the employees with the long-term interests of the stockholders.

     The Company also maintains a 401(k), Profit Sharing, and Employee Stock Ownership retirement savings plan (the "KSOP Plan"). The KSOP Plan provides that each participant may contribute up to 8% of his or her pre-tax gross compensation (up to a statutory prescribed annual limit of $10,500 in 2000).

FISCAL 2000 EXECUTIVE COMPENSATION

     Executive compensation for fiscal 2000 included base salary and cash bonuses based upon achievement of corporate goals and individual performance goals. Executive officers, like other employees, were eligible for option grants under the Stock Plan and to participate in the Purchase Plan.

Chief Executive Officer Compensation for Fiscal 1999

     In fiscal 2000, Mr. Kilcullen received a salary of $336,549 and a bonus of $310,000. Mr. Kilcullen's salary and bonuses for fiscal 2000 were based on the same factors considered for each executive officer, as previously described. In fiscal 2000, the Company also contributed, on behalf of Mr. Kilcullen, $8,000 to the Company's Employee Stock Ownership Plan.

                                           COMPENSATION COMMITTEE
                                           OF THE BOARD OF DIRECTORS

                                           Julius A. Hoeft
                                           Axel J. Leblois
                                           Gregoire Sentilhes

               REPORT OF AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Audit Committee of the Board of Directors (the "Committee") was established in October 1998 and is responsible for, among other things, reviewing and discussing the audited financial statements with management, discussing with the Company's auditors information relating to the auditors' judgments about the quality of the Company's accounting principles, recommending to the Board of Directors that the Company include the audited financials in its Annual Report on Form 10K and overseeing compliance with the SEC requirements for disclosure of auditors' services and activities.

Review of Audited Financial Statements

     The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ending September 30, 2000 as prepared by Deloitte & Touche LLP, the Company's independent auditors, and has discussed these financial statements with management. In addition, the Audit Committee has discussed with Deloitte & Touche the matters required to be discussed by SAS 61 regarding the codification of statements on auditing standards. Furthermore, the Audit Committee has received the written disclosures and the letter from Deloitte & Touche required by the Independence Standards Board Standard No. 1 and has discussed with Deloitte & Touche its independence.

RECOMMENDATION

     Based on the above review, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended September 30, 2000 be filed with the Company's annual report on Form 10-K.

Membership

     The Audit Committee consists of Messrs. Hoeft and Senthiles.

                                             AUDIT COMMITTEE
                                             OF THE BOARD OF DIRECTORS

                                             Julius A. Hoeft
                                             Gregoire Sentilhes

                             STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total return to stockholders on the Company's Common Stock with the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the Dow Jones Publishing Index. The graph assumes that $100 was invested on July 28, 1998 (the date of the Company's initial public offering) in the Company's Class A Common Stock, the Nasdaq Stock Market (U.S.) Index and the Dow Jones Publishing Index, assuming reinvestment of dividends, if any. No dividends have been declared or paid on the Company's Class A Common Stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.


                COMPARISON OF 26 MONTHS CUMULATIVE TOTAL RETURN*
                            AMONG HUNGRY MINDS, INC.
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
                          AND THE BOOK PUBLISHING INDEX

    [The following table represents a line  chart in the printed document]

               Nasdaq Stock
               Market (U.S.)            Hungry Minds      Book Publishing Index
28-Jul-98      100                        100                  100
30-Sep-98      89.3126                    68.75                88.329
31-Dec-98      115.616                    107.812              117.381
31-Mar-99      129.784                    155.859              125.15
30-Jun-99      141.633                    114.062              129.252
30-Sep-99      144.799                    99.6094              111.247
31-Dec-99      214.566                    72.2656              131.791
31-Mar-00      241.116                    71.875               114.766
30-Jun-00      209.125                    56.6406              139.161
29-Sep-00      193.66                     57.8125              149.133



                 RELATIONSHIP WITH IDG AND CERTAIN TRANSACTIONS

PRINCIPAL STOCKHOLDER; CONTROL OF THE COMPANY

     The Company is a subsidiary of IDG Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of IDG Holdings, Inc., a Delaware corporation. IDG Holdings, Inc. is a wholly-owned subsidiary of IDG, the majority of the capital stock of which is owned by Patrick J. McGovern, its founder and chairman of the board of directors and a director of the Company. Through its subsidiaries, IDG currently owns 11,201,949 shares of Common Stock, including options exercisable within 60 days, representing 75.5% of the voting power of the Company.

     As a result of its majority ownership of Common Stock, IDG is able to significantly influence matters affecting the Company and is in a position to control all actions that require the approval of a majority of the voting share capital of the Company, including amendments to the Company's Certificate of Incorporation, and any business combinations, and to direct the election of all members of the Board of Directors. Nonetheless, Delaware law requires that the members of the Board of Directors and officers owe a fiduciary duty to the Company regardless of conflicting interests of any other entity with which they may be affiliated.

INTERCOMPANY AGREEMENTS

     The Company and IDG have entered into certain agreements for the purpose of defining their ongoing relationship. With the exception of the Subordinated Loan Agreement, these agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties. Although there can be no assurance that these agreements or the transactions contemplated by these agreements have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties, the Company believes that such agreements taken as a whole are fair to both parties and that the amount of the expenses contemplated by the agreements would not be materially different if the Company operated on a stand-alone basis.

     SUBORDINATED LOAN AGREEMENT. The Company and IDG entered into a Subordinated Loan Agreement, as a requirement to the Forbearance and Amendment Agreement, dated as of April 30, 2001 to the Company's Credit Agreement, dated as of July 30, 1999, between the Company and the lenders signatory thereto. Under the Subordinated Loan Agreement, IDG agreed to provide the Company with a $9.5 million subordinated debt line. In addition, IDG entered into an agreement with the lenders where it committed to pay any scheduled installment of principal, interest and fees due under the Credit Agreement on or before November 2, 2001, if not timely paid by the Company. Under the terms of the Subordinated Loan Agreement any balance under the Subordinated Loan Agreement must be paid upon the consummation of the Offer. The Merger Agreement also prohibits the Company from drawing down funds under the Subordinated Loan Agreement prior to the consummation of the Offer without Parent's consent.

     CORPORATE SERVICES AGREEMENT. The Company and IDG have entered into a Corporate Services Agreement (the "Corporate Services Agreement") pursuant to which IDG provides administrative tax services to the Company. The monthly fee under the Corporate Services Agreement has been reduced from $38,500 to $10,000. In addition, the Company may request certain additional services, including legal, corporate development and public relations services, to be provided from time-to-time in the future. The Corporate Services Agreement may be terminated by the Company on 90 days notice or by IDG when it ceases to own a majority of the outstanding voting stock of the Company.

     REGISTRATION RIGHTS AGREEMENT. The Company and IDG Enterprises, Inc., an indirect wholly-owned subsidiary of IDG, have entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement entitles IDG Enterprises, Inc. to include its shares of Common Stock of the Company in any future registration of common stock made by the Company. The Company has agreed pursuant to the terms of the Registration Rights Agreement to pay all costs and expenses, other than underwriting discounts and commissions related to shares to be sold by IDG Enterprises, Inc. and expenses of legal counsel for IDG Enterprises, Inc., in connection with any such registration.

     TRADEMARK LICENSE AGREEMENT. In connection with the initial public offering of the Company, IDG transferred to the Company certain trademarks owned by IDG that relate to publications and products of the Company. In addition, the Company and IDG have entered into a Trademark License Agreement (the "Trademark License Agreement") pursuant to which IDG has granted to the Company a royalty-free license to use certain trademarks in conjunction with publications and products currently produced and held by the Company. Currently all of the Company's publications use trademarks covered by the Trademark License Agreement. These trademarks generally include references to "IDG," but do not include the ". . . For Dummies" trademark or the names of the Company's other publications, which are owned by the Company. The Trademark License Agreement provides that if IDG's voting interest in the Company is reduced to less than 30%, the parties will negotiate in good faith to reach an agreement providing for the continued use of the trademarks, including the IDG Books mark. If the parties were unable to reach such an agreement, the Company would be required to cease using marks covered by the Trademark License Agreement. The license also may be terminated by IDG upon a breach of the Trademark License Agreement or the insolvency of the Company. This agreement was terminated as of August 3, 2001, however under the amendment terminating this agreement, the Company's foreign affiliates and sub-licensees are granted until December 31, 2001 to cease using all of the trademarks under this agreement and the Company has the right to exhaust any of its current inventory and materials containing the trademarks which exist on December 31, 2001.

     NONCOMPETITION AGREEMENT. IDG has agreed that, until the earlier of five years after the initial public offering of the Company or such time as IDG ceases to own at least a majority of the voting power of the Company, it will not, directly or indirectly, as a partner, stockholder, investor or otherwise, own a majority share or be responsible for the management of any corporation or other entity the business objectives or activities of which are carried on anywhere in the world and consist primarily of book publishing. This agreement will terminate under its terms upon the consummation of the Merger.

     LOAN TO OFFICER. The Company entered into a bridge loan agreement with Mr. Harris, the Company's Executive Vice President and Chief Financial Officer for $97,500 on April 10, 2000 for which Mr. Harris executed a promissory note to the Company for the same amount payable on or about May 15, 2000. This loan was made to Mr. Harris in connection with certain relocation expenses incurred by Mr. Harris due to his employment with the Company. The promissory note did not provide for any interest payment to the Company and was paid in full by Mr. Harris on or about December 11, 2000.

                                                                       Annex II

                                                                August 12, 2001



Board of Directors
Hungry Minds, Inc.
909 Third Avenue
New York, NY 10022

Members of the Board:

We understand that Hungry Minds, Inc. (the "Company"), John Wiley & Sons, Inc. ("Buyer") and HMI Acquisition Corp, a wholly owned subsidiary of Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated August 10, 2001 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all of the issued and outstanding shares of Class A common stock, par value $0.001 per share (the "Common Stock"), of the Company for $6.09 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, other than shares held in treasury or held by Buyer or affiliates of the Company or the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $6.09 per share in cash. We further understand that approximately 76% of the outstanding shares of common shares is owned by International Data Group, Inc. ("IDG"). We also note that in connection with the Merger Agreement, IDG will be entering into a Voting and Tender Agreement under which it will tender its shares of Common Stock in the Tender Offer or vote its shares of Common Stock in favor of the Merger. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

       (i) reviewed certain publicly available financial statements and other information of the Company;

       (ii)   reviewed certain internal financial statements and other financial
              and  operating  data  concerning  the  Company   prepared  by  the
              management of the Company;

       (iii) reviewed certain short-term financial projections prepared by the management of the Company;

       (iv)   discussed the past and current operations and financial  condition
              and  the  prospects  of  the  Company,   including  the  Company's
              long-term objectives, with senior executives of the Company;

       (v)    reviewed the reported  prices and trading  activity for the Common
              Stock;

       (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

       (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

       (viii) participated in discussions and negotiations among representatives of the Company, Buyer, lenders to the Company and their financial and legal advisors;

       (ix)   reviewed the draft Merger Agreement and certain related documents;
              and

       (x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the short-term financial performance of the Company. We have also relied without independent verification on the assessment of the management of the Company with respect to certain of the Company's lending arrangements and the feasibility of obtaining certain waivers with respect to such arrangements. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion does not address the underlying business decision or the legal basis for effecting the Tender Offer or the Merger or the relative merits of the Tender Offer or the Merger as compared to any other alternatives, whether or not such alternatives could be achieved.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services for the Company and IDG and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, financing and asset management activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for our own account or the accounts of customers, in debt or equity securities of the Company and Buyer.

It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety, if required, in any filing which is required to be made by the Company with the Securities and Exchange Commission pursuant to the rules and regulations of the Commission with respect to the Tender Offer and the Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender their shares of Common Stock into the Tender Offer or as to how shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED



                                          By:    /s/ Stuart J. Epstein
                                                 ---------------------------
                                                 Stuart J. Epstein
                                                 Managing Director

                                                                      ANNEX III


                               PURCHASER DESIGNEES

Peter W. Clifford .....     Peter W.  Clifford  has been Senior Vice  President,
                            Finance,  Corporate  Controller and Chief Accounting
                            Officer of John Wiley & Sons, Inc. since June 1996, and he previously served as Vice President, Finance and Controller.

Stephen A. Kippur ....      Stephen A. Kippur has been  Executive Vice President
                            and President, Professional/Trade Publishing of John
                            Wiley  &  Sons,   Inc.   since  July  1998,  and  he
                            previously served as Executive Vice President and Group President, Professional, Reference & Trade;
                            Senior  Vice  President,  Professional,  Reference &
                            Trade Publishing Group.

Timothy B. King ......      Timothy  B.  King has been  Senior  Vice  President,
                            Planning and  Development of John Wiley & Sons, Inc.
                            since  June  1996 and he  previously  served as Vice
                            President, Planning and Development.

Richard S. Rudick ....      Richard S. Rudick has been  General  Counsel of John
                            Wiley  & Sons,  Inc.  since  1978  and  Senior  Vice
                            President since 1989, and he previously served as Vice President and Corporate Secretary.




                                      III-1